DONNE R M INERALS LTD.

Number: 008-03
Dated: April 24, 2003                           TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL
SVB PROJECT AIRBORNE GEOPHYSICS UNDERWAY

Mr. Harvey Keats, President of Donner Minerals Ltd. (the ‘Company’) is pleased to announce that a 2,200 line kilometre MegaTEM survey has begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey is designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems. The MegaTEM survey will be followed by widely spaced AMT electromagnetic ground geophysics on selected areas of the property to explore for nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

A newly developed ground electromagnetic sensor, known as the SQUID B-field sensor, will be used in conjunction with the Crone 24-bit time-domain electromagnetic system on selected areas of the property where there are known high grade massive sulphides. This technology was developed specifically for Falconbridge Limited and has been successful at discriminating high conductance nickel bearing sulphides at much greater depths relative to conventional time-domain electromagnetic technology. The objective of the survey is to locate larger bodies of high grade massive sulphide associated with steeply dipping feeder systems beneath the relatively flat lying olivine gabbro sills. The SQUID system will also be used to locate more accurately any MegaTEM and AMT electromagnetic anomalies. Weather permitting, the AMT and SQUID surveys are expected to begin by mid to late June.

Any high priority anomalies will be selected for diamond drilling. The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million by the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

There are four ownership blocks in the South Voisey Bay Project: the wholly owned SVBN property; the Donner/Northern Abitibi joint venture property; the Donner/Commander joint venture property; and the SVBN/Pallaum Minerals joint venture property.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; UC Resources Ltd. 5.40%. Donner has a 52% interest in the Donner/Northern Abitibi joint venture property and Donner has a 52% interest in the Donner/Commander joint venture property. SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com